Exhibit 99.2

Management's Discussion and Analysis

for the three and six months ended June 30, 2020

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

Message to Shareholders, August 2020

AGGRASTAT® (tirofiban hydrochloride) continues to have the majority of the patient market share gained over the past several years, however net revenues and margins have declined due to pricing pressures and some decreases in demand including the reduction of procedures being performed as a result of COVID 19. We continue to market AGGRASTAT® and have refocused efforts in this area to support brand loyalty. With restrictions in travel and physical access to hospitals and physicians as a result of COVID 19, we have refocused our sales and marketing efforts on creative solutions for our customers and potential customers while working remotely. We expect this refocus of our efforts to benefit Medicure going forward. The trend in AGGRASTAT® revenues has increased the importance of diversifying the Company’s revenue base through adding additional revenue generating products to our current product portfolio. Diversification has been provided by ZYPITAMAGTM (pitavastatin magnesium) tablets. Management is also focused on efficient marketing innovations to contain costs and return to profitability.

Medicure continues to focus on the sales and marketing of AGGRASTAT® and ZYPITAMAGTM. We are pleased to have acquired ZYPITAMAGTM at the end of the third quarter of 2019 allowing Medicure to have full control over the product, including pricing decisions, control we did not have under our previous profit-sharing arrangement. The market adoption of ReDSTM was slower than anticipated and consequently Medicure recorded an impairment on the license of ReDSTM and our investment in Sensible Medical (“Sensible”) during the year ended December 31, 2019. Although ReDSTM costs have been significantly reduced, Medicure continues to support Sensible in the marketing of the ReDS™ PRO system ("ReDS™ PRO") for the clinical management of congestive heart failure and to secure our investment.

Medicure began selling Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“Sodium Nitroprusside” or “SNP”) in January of 2020 and we have additional Abbreviated New Drug Applications (“ANDAs”) being developed for other cardiovascular products in our pipeline.

In December of 2019, Medicure completed a substantial issuer bid (“SIB”) and purchased and subsequently cancelled 4.0 million of our common shares at a set purchase price of $6.50 per common share for a total purchase price of $26.0 million in cash. This SIB was funded from the Company’s existing cash on hand and provided a good return to our valued shareholders on the successful divestment of Apicore.

We are in unprecedented times in the world with the current COVID 19 pandemic and the safety of our employees, customers and other stakeholders is at the forefront of importance. At the same time, Medicure remains focused on the business and growing revenue and earnings. On behalf of the Board of Directors, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead for Medicure.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of August 11, 2020 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2019 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	The Company’s expectations in regards to the extent and impact of COVID 19 including the timing surrounding these impacts;
•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAGTM, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, SNP, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	the Company’s intention to increase sales of AGGRASTAT®;
•	the Company’s intention to increase sales of ZYPITAMAGTM;
•	the Company’s intention to increase sales of the Company’s generic version of SNP;
•	the Company’s intention to launch PREXXARTAN® (valsartan) oral solution (“PREXXARTAN®””), which is currently on hold pending resolution of the dispute between Carmel Biosciences Inc. (“Carmel”) and the third-party manufacturer of PREXXARTAN®;
•	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;
•	the Company’s intention to investigate and advance certain other product opportunities;

Management’s Discussion and Analysis

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;
•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;
•	the Company’s expectations with respect to the cost of the testing and commercialization of its products and potential products;
•	the Company’s sales and marketing strategy;
•	the Company’s anticipated sources of revenue;
•	the Company’s intentions regarding the protection of its intellectual property;
•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);
•	the Company’s business strategy; and
•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;
•	the extent and impact of the COVID 19 outbreak on our business including any impact on our customers, contract manufacturers and other third-party service providers;
•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled management and staff;
•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;
•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

Management’s Discussion and Analysis

•	market competition;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A, and any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the United States cardiovascular market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAGTM and SNP. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of acute coronary syndrome (“ACS”), including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAGTM in the U.S. and launched ZYPITAMAGTM in May 2018 in the United States and in September 2019 acquired full rights and ownership of ZYPITAMAGTM.

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, U.S Food and Drug Administration (“FDA”) cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.  In addition, Medicure invested U.S. $10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. Although the Company recorded an impairment on the license over ReDSTM and the investment in Sensible during the year ended December 31, 2019, as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM, the Company is continuing to support Sensible in the marketing of ReDS™ PRO for the clinical management of congestive heart failure and working to safeguard or monetize the investment.

The Company received approval in August of 2018 from the FDA for its first ANDA for SNP and Medicure’s product became available during the third quarter of 2019 in the United States with initial sales beginning during 2020.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to five or more approved products in 2021.

The increased sales of AGGRASTAT® that was experienced over recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 dramatically improved the Company’s financial position compared to previous years. The Company completed a SIB in December of 2019 where it purchased and cancelled 4.0 million common shares at a set purchase price of $6.50 per common share resulting in the payment of $26,000. After the closing of the transaction and despite lower cash balances and working capital levels, the Company’s financial position remains strong.

Management’s Discussion and Analysis

The ongoing focus of the Company includes the sale of AGGRASTAT®, ZYPITAMAGTM and SNP and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAGTM became a key focus of the Company during 2018 and throughout 2019 and the marketing and sales of ReDSTM became a key focus of the Company during the first quarter of 2019 and through the first half of 2020, with SNP sales beginning during early 2020.

The Company has historically financed its operations principally through the net revenue received from the sale of AGGRASTAT®, ZYPITAMAGTM and ReDSTM, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately U.S. $105,000, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt, fund the recently completed SIB and the remaining funds will continue to be used to finance the Company’s operations, development and growth moving forward.

RECENT DEVELOPMENTS

COVID-19

The Company is monitoring the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the liquidity, financial results and condition of the Company and its operating subsidiaries in future periods.

NORMAL COURSE ISSUER BID

On June 29, 2020, the Company announced that the TSX Venture Exchange ("TSXV") has accepted the Company's notice of intention to make a normal course issuer bid ("NCIB").

Under the terms of the NCIB, Medicure may acquire up to an aggregate of 533,116 common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, Medicure believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

As of June 29, 2020, the Company had 10,662,313 common shares outstanding, of which 4,655,353 common shares represent the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of 533,116 common shares, representing 5% of the common shares outstanding, over the 12-month period that the NCIB is in place.

The NCIB will commence on June 30, 2020 and will end on June 29, 2021, or on such earlier date as Medicure may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announces that it has entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

On December 20, 2019, the Company completed a Substantial Issuer Bid pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26.0 million in cash.

Management’s Discussion and Analysis

Under the Company’s previous NCIB, which expired on May 29, 2020, the Company purchased and cancelled 563,000 of its common shares between May 30, 2019 and May 29, 2020 for a total cost to the Company of $2.2 million.

POSITIVE RESULTS FOR AGGRASTAT® IN THE FABOLUS-FASTER TRIAL AND PUBLICATON

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).1

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

DIRECT TO PATIENT ONLINE PHARMACY PROGRAM OF DISTRIBUTION OF ZYPITAMAGTM

On June 25, 2020, the Company announced the launch of a direct to patient online pharmacy program for the distribution of ZYPITAMAGTM in the United States.

This program offers many advantages to Medicure to facilitate an increase in patient access to ZYPITAMAGTM for patients who hold a prescription, which includes direct shipment of the product to a patient’s home at no cost, the processing of prior authorizations, and direct to patient refill reminders. Ultimately, marketing and distribution of ZYPITAMAGTM through this program will provide reduced costs to the patient, including no retail pharmacy filling fees, and increase the availability of the product to consumers. It also provides a seamless process for physicians and prescribers, and reduces their workload by processing any prior authorization.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product.

Net AGGRASTAT® product sales for three and six months ended June 30, 2020 were $2,556 and $6,241, respectively, compared to $5,283 and $11,018, respectively, during the three and six months ended June 30, 2019.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to our branded and generic products directly to hospitals and pharmacies with initial sales expected to occur in the third quarter of 2020 through this initiative.

Management’s Discussion and Analysis

Hospital demand for AGGRASTAT® has been lower during the first half of 2020 when compared to the the prior year, however the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of June 30, 2020. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the three and six months ended June 30, 2020 when compared to the three and six months ended June 30, 2019. This led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus Pharmaceuticals, Inc. (“Nexus”) in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

Previously, on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it had acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $163 to Company for the three months ended March 31, 2020 compared to no revenues during the three months ended March 31, 2019. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM.

On June 25, 2020, the Company announced the launch of a direct to patient online pharmacy program for the distribution of ZYPITAMAGTM in the United States.

Management’s Discussion and Analysis

This program offers many advantages to Medicure to facilitate an increase in patient access to ZYPITAMAGTM for patients who hold a prescription, which includes direct shipment of the product to a patient’s home at no cost, the processing of prior authorizations, and direct to patient refill reminders. Ultimately, marketing and distribution of ZYPITAMAGTM through this program will provide reduced costs to the patient, including no retail pharmacy filling fees, and increase the availability of the product to consumers. It also provides a seamless process for physicians and prescribers, and reduces their workload by processing any prior authorization.

On October 3, 2019, the Company announced that it has reached a preferred pricing agreement with the ADAP Crisis Task Force for ZYPITAMAGTM. The agreement will open access to ZYPITAMAGTM tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAGTM has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDSTM PRO represents the next generation of ReDSTM.

On October 15, 2019 the Company announced the primary results of the late-breaking SMILE-HF Clinical Trial which was presented at the HFSA conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

The Company considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6,336 was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to support Sensible in the marketing of ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales totaling $31 from SNP being recorded during early 2020.

Management’s Discussion and Analysis

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN®, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100, with an additional U.S.$400 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and updated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third-party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company was withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM and SNP, as well as the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

Management’s Discussion and Analysis

Growing sales of ZYPITAMAGTM in the United States

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $103 and $266, respectively, to Company for the three and six months ended June 30, 2020 compared to $9 and $9, respectively, during the three and six months ended June 30, 2019. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM.

On June 25, 2020, the Company announced the launch of a direct to patient online pharmacy program for the distribution of ZYPITAMAGTM in the United States.

This program offers many advantages to Medicure to facilitate an increase in patient access to ZYPITAMAGTM for patients who hold a prescription, which includes direct shipment of the product to a patient’s home at no cost, the processing of prior authorizations, and direct to patient refill reminders. Ultimately, marketing and distribution of ZYPITAMAGTM through this program will provide reduced costs to the patient, including no retail pharmacy filling fees, and increase the availability of the product to consumers. It also provides a seamless process for physicians and prescribers, and reduces their workload by processing any prior authorization.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales totaling $31 from SNP being recorded during the three months ended March 31, 2020.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

Management’s Discussion and Analysis

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments and explore other options available.

The sNDA filing was accompanied by a mandatory U.S. $1,200 user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold in two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial will be communicated during the fourth quarter of 2020.

Management’s Discussion and Analysis

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).1

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales totaling $31 from SNP being recorded during early 2020.

The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least five approved products in 2021.

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Management’s Discussion and Analysis

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed - Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDSTM	Heart Failure - Medical Device	FDA Cleared/Marketed
PREXXARTAN®	Hypertension	Approved - Commercial launch on hold
SNP	Acute Cardiology	ANDA approved/Marketed
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM - On hold P5P - Regulatory and clinical planning underway

Other Products

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2020 in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2019:

•	The valuation of the investment in Sensible Medical
•	The valuation of the royalty obligation
•	The provisions for returns, chargebacks, rebates and discounts
•	The measurement of intangible assets
•	The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Management’s Discussion and Analysis

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, short-term investments and accounts receivable are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. The holdback receivable was classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was classified within this category.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The acquisition payable was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining an appropriate discount rate.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Management’s Discussion and Analysis

Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

Provision for returns, chargebacks, rebates and discounts

The Company has four commercially available products that generated revenue for the three months ended March 31, 2020, AGGRASTAT®, ZYPITAMAG™, ReDSTM and SNP (the “Products”) which it sells to United States customers. AGGRASTAT®, ZYPITAMAG™ and SNP are sold to wholesalers for resale; with AGGRASTAT® and SNP primarily being sold by the wholesalers to hospitals, while ZYPITAMAG™ is primarily sold by wholesalers to pharmacies. The Company sold ReDSTM directly to end users. Revenue from the sale of AGGRASTAT®, ZYPITAMAG™ and SNP is recognized upon the receipt of goods by the wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the wholesaler in accordance with the terms of the sale. Revenue from the sale of ReDSTM is recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Management’s Discussion and Analysis

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. The Company and its subsidiaries have open tax years, primarily from 2010 to 2019, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

Management’s Discussion and Analysis

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

(in thousands of CDN$, except per share data)	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Revenue, net	$2,676	$3,010	$3,473	$5,519
Cost of goods sold	(1,476)	(1,542)	(3,385)	(1,496)
Selling	(971)	(2,069)	(2,603)	(3,349)
General and administrative	(770)	(800)	(647)	(1,044)
Research and development	(98)	(858)	(1,271)	(976)
Revaluation of holdback receivable	–	–	(3,623)	–
Impairment of intangible assets	–	–	(6,321)	–
Finance (expenses) income, net	380	(73)	627	116
Foreign exchange gain (loss), net	278	868	(1,477)	601
Income (loss) for the period	19	(1,464)	(15,474)	(599)
Basic loss per share	$–	$(0.14)	$(1.08)	$(0.04)
Diluted loss per share	$–	$(0.14)	$(1.08)	$(0.04)

(in thousands of CDN$, except per share data)	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Revenue, net	$6,301	$4,880	$7,895	$7,350
Cost of goods sold	(1,353)	(1,038)	(1,188)	(974)
Selling	(3,319)	(4,128)	(4,698)	(3,986)
General and administrative	(769)	(935)	(1,136)	(704)
Research and development	(1,181)	(921)	(3,302)	(1,400)
Revaluation of holdback receivable	–	–	(1,473)	–
Impairment of intangible assets	–	–	–	–
Finance income, net	182	190	718	155
Foreign exchange (loss) gain, net	(813)	(881)	5,341	(916)
(Loss) income for the period	(957)	(2,756)	1,517	(545)
Basic (loss) earnings per share	$(0.06)	$(0.18)	$0.10	$(0.03)
Diluted (loss) earnings per share	$(0.06)	$(0.18)	$0.09	$(0.03)

Net income for the three-month period ended June 30, 2020 totaled $19 compared to a net loss of $957 for the three months ended June 30, 2019. Significant variances are as follows:

•	A decrease of $2,348 in selling expenses primarily as a result of cost reductions implemented during late 2019 and throughout 2020 as well as decreases in costs as a result of limitations to conference and travel related costs due to COVID-19.
•	Net foreign exchange gains of $278 for the three months ended June 30, 2020 compared to foreign exchange losses of $813 for the three months ended June 30, 2019 as a result of the impact of the depreciation of the Canadian dollar against the U.S. dollar on U.S. dollar denominated cash and short-term investments being held by the Company.
•	A decrease of $1,083 in research and developments expenses primarily as a result of refunds obtained by the Company during the quarter pertaining to previously paid FDA fees as well as timing of research and development expenditures resulting in the timing of each development project.

Management’s Discussion and Analysis

Partially offset by:

•	A decrease in net revenues from commercial products of $3,625 resulting from higher discounting pertaining to AGGRASTAT® as a result of increased pricing pressure from competitors and decreases in the volume of the product sold including a reduction in procedures being performed as a result of COVID 19.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
AGGRASTAT® revenue, net	$2,556	$6,241	$(3,685)	$5,283	$11,018	$(5,735)
ZYPITAMAG revenue, net	103	9	94	266	9	257
ReDSTM revenue, net	–	51	(51)	89	154	(65)
SNP revenue, net	17	–	17	48	–	48
	$2,676	$6,301	$(3,625)	$5,686	$11,181	$(5,495)

Net AGGRASTAT® product sales for three and six months ended June 30, 2020 were $2,556 and $6,241, respectively, compared to $5,283 and $11,018, respectively, during the three and six months ended June 30, 2019.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to our branded and generic products directly to hospitals and pharmacies with initial sales expected to occur in the third quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been lower during the 2020 when compared to the prior year, however the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of June 30, 2020. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the three and six months ended June 30, 2020 when compared to the three and six months ended June 30, 2019. This led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

Net ZYPITAMAGTM product sales for three and six months ended June 30, 2020 were $103 and $266, respectively, compared to $9 and $9, respectively, for the three and six months ended March 31, 2020.

The Company currently sells ZYPITAMAGTM to drug wholesalers. These wholesalers subsequently sell ZYPITAMAGTM to pharmacies who in turn sell the product to patients. The Company expects ZYPITAMAGTM revenues to grow throughout 2020 and beyond. Beginning in the second quarter, the Company launched a direct to patient online pharmacy program which resulted in sales of ZYPITAMAGTM being made directly to pharmacy customers.

During the three and six months ended June 30, 2020, ReDSTM contributed revenue of nil and $89, respectively, from the sale of the product in the United States compared to $51 and $154, respectively, for the three and six months ended June 30, 2019.

Management’s Discussion and Analysis

The Company recorded initial sales during the three and six months ended June 30, 2020 totaling $17 and $48, respectively, from SNP which recently became available in the US market in late 2019. The Company currently sells finished SNP to drug wholesalers. These wholesalers subsequently sell SNP to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of SNP may result in sales of SNP to wholesalers that do not track directly with demand for the product at hospitals.

Cost of goods sold

The change in cost of goods sold for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
AGGRASTAT®	$715	$1,108	$(393)	$1,381	$1,963	$(582)
ZYPITAMAGTM	744	69	675	1,382	135	1,247
ReDSTM	–	176	(176)	–	293	(293)
SNP	17	–	17	255	–	255
	$1,476	$1,353	$123	$3,018	$2,391	$627

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAGTM, ReDSTM and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAGTM.

AGGRASTAT® cost of goods sold for the three and six months ended June 30, 2020 were $715 and $1,381, respectively, compared to $1,108 and $1,963, respectively, for the three and six months ended June 30, 2019. The decrease in cost of goods sold is the result of lower volume of AGGRASTAT® product sold during the three and six months ended June 30, 2020 when compared to the same period in the prior year.

ZYPITAMAGTM cost of goods sold for the three months ended June 30, 2020 totaled $744 and includes $10 relating to product sold to the Company’s wholesale customers, $627 from amortization of the ZYPITAMAGTM intangible assets, $104 relating to a write-down of expired inventory and $3 relating to royalties on the sale of ZYPITAMAGTM resulting from the acquisition of the product in September of 2019. This compares to ZYPITAMAGTM cost of goods sold for the three months ended June 30, 2019 of $69 which was the result of $67 relating to amortization of the ZYPITAMAGTM license and $2 relating to product sold.

ZYPITAMAGTM cost of goods sold for the six months ended June 30, 2020 totaled $1,382 and includes $34 relating to product sold to the Company’s wholesale customers, $1,236 from amortization of the ZYPITAMAGTM intangible assets, $104 relating to a write-down of expired inventory and $8 relating to royalties on the sale of ZYPITAMAGTM resulting from the acquisition of the product in September of 2019. This compares to ZYPITAMAGTM cost of goods sold for the six months ended June 30, 2019 of $135 which was the result of $133 relating to amortization of the ZYPITAMAGTM license and $2 relating to product sold.

There was no cost of goods sold relating to the ReDSTM product recorded during the three and six months ended June 30, 2020. ReDSTM cost of goods sold for the three and six months ended June 30, 2019 totaled $176 and $293, respectively, and related to the amortization of the ReDSTM license, which was recorded on the statement of financial position within intangible assets prior to the impairment recorded over the ReDSTM intangible assets.

The cost of goods sold related to SNP totals $17 and $255, respectively, for the three and six months ended June 30, 2020. For the three months ended June 30, 2020, the cost of goods sold totaling $17 related to product sold to the Company’s wholesaler customers. For the six months ended June 30, 2020 totaled $255 and includes $48 relating to product sold to the Company’s wholesale customers and an impairment loss on the write-down of inventory of $207 as a result of reduced selling prices for the product experienced in the market pertaining to SNP relating to inventory received during the six months ended June 30, 2020.

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAGTM, ReDSTM and SNP.

Management’s Discussion and Analysis

The changes in selling expenditures for the three and six months ended June 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Selling	$971	$3,319	$(2,348)	$3,040	$7,447	$(4,407)

Selling expenses for the three and six months ended June 30, 2020 were $971 and $3,040, respectively, compared to $3,319 and $7,447, respectively, for the three and six months ended June 30, 2019.

Commercial sales expenses decreased during the three and six months ended June 30, 2020 as compared to the same periods in the prior year due to commercial launch costs relating to ReDSTM being incurred during the three and six months ended June 30, 2019 as a result of cost reductions implemented during late 2019 and throughout 2020 as well as decreases in costs as a result of limitations to conference and travel related costs due to COVID-19.

During the three and six months ended June 30, 2020, the Company recorded a recovery of salary expenditures of $248 through government assistance resulting from the Canada Emergency Wage Subsidy within selling expenses.

General and administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

The changes in general and administrative expenditures for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
General and administrative	$770	$769	$1	$1,570	$1,704	$(134)

General and administrative expenses for the three and six months ended June 30, 2020 were $770 and $1,570, respectively, compared to $769 and $1,704, respectively, for the three and six months ended June 30, 2019. General and administration expenses were consistent between the three months ended June 30, 2020 and the three months June 30, 2019. The decrease in general and administrative expenses for the six months ended June 30, 2020 when compared to the six months ended June 30, 2019 is primarily related to cost reductions implemented by the Company during late 2019 throughout 2020 partially offset by higher legal costs associated with the Company’s ongoing patent challenge during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.

During the three and six months ended June 30, 2020, the Company recorded a recovery of salary expenditures of $43 through government assistance resulting from the Canada Emergency Wage Subsidy within general and administrative expenses.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Research and development	$98	$1,181	$(1,083)	$956	$2,102	$(1,146)

Management’s Discussion and Analysis

Net research and development expenditures for the three and six months ended June 30, 2020 totaled $98 and $056, respectively, compared to $1,181 and 2,102, respectively for the three and six months ended June 30, 2019. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The decrease experienced during the three and six months ended June, 2020 when compared to the three and six months ended June 30, 2019 is primarily a result of FDA refunds obtained by the Company during the three months ended June 30, 2020 resulting in a recovery of expenses of $677 pertaining to previously paid FDA fees as well as timing of research and development expenditures resulting in the timing of each development project.

During the three and six months ended June 30, 2020, the Company recorded a recovery of salary expenditures of $34 through government assistance resulting from the Canada Emergency Wage Subsidy within research and development expenses.

Finance Income, Net

The change in finance income, net for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Finance income, net	$380	$182	$198	$307	$372	$(65)

The finance income for the three and six months ended June 30, 2020 relates to interest earned on funds held and a recovery of accretion on the Company’s AGGRASTAT® royalty obligation, partially offset by accretion on the ZYPITAMAGTM acquisition payable, finance expense related to the Company’s lease obligations and bank charges, The increase for the three months ended June 30,2020 when compared to the three months ended June 30, 2019 is primarily the result of a recovery of $446 in regards to accretion of the royalty obligation. The decrease for the six months ended June 30, 2020 when compared to the six months ended June 30, 2019 is a result of higher interest on cash held by the Company due to higher cash levels during the first half of 2019 when compared to the same period in 2020.

Foreign Exchange Gain (Loss), Net

The change in foreign exchange (loss) gain, net for the three and six months ended June 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Foreign exchange (loss) gain, net	$278	$(813)	$1,091	$1,146	$(1,694)	$2,840

The foreign exchange gain for the three and six months ended June 30, 2020 compared to the loss for three and six months ended June 30, 2019 relates to changes in the US dollar exchange rate during the respective periods, which led to the foreign exchange gains and losses as it applies to the significant US dollar cash balances held by the Company as at the end of both periods.

Income Tax Recovery

The change in income tax recovery (expense) for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Income tax recovery (expense)	$–	$(5)	$5	$–	$72	$(72)

Management’s Discussion and Analysis

The income tax (expense) recovery of ($5) and $77, respectively, during the three and six months ended June 30, 2019 is primarily related activities in the United States from the Company’s commercial business during the period. The Company did not record any income tax expense or recovery during the three and six months ended June 30, 2020.

Loss and comprehensive income (loss)

The consolidated net income and comprehensive income for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Net (Loss) Income	$19	$(957)	$976	$(1,445)	$(3,713)	$2,268
Comprehensive (Loss) Income	(1,239)	(1,972)	733	(1,212)	(5,445)	4,233
Basic (loss) earnings per share	–	(0.06)	0.06	(0.13)	(0.24)	0.11
Diluted (loss) earnings per share	$–	$(0.06)	$0.06	$(0.13)	$(0.24)	$0.11

For the three months ended June 30, 2020, the Company recorded net income of $19 or $0.00 per share ($0.00 per share diluted) compared to a net loss of $957 or $0.06 per share ($0.06 per share diluted) for the three months ended June 30, 2019. As discussed above, the main factors contributing to the reduction in the net loss were the reduction of selling expenses, the gain from foreign exchange experienced and reduced research and development expenses resulting from a refund of FDA fees previously paid during the three months ended June 30, 2020, partially offset by lower revenues when compared to the three months ended June 30, 2019.

For the six months ended June 30, 2020, the Company recorded a net loss of $1,445 or $0.13 per share ($0.13 per share diluted) compared to $3,713 or $0.24 per share ($0.24 per share diluted) for the six months ended June 30, 2019. As discussed above, the main factors contributing to the reduction in the net loss were the reduction of selling expenses, the gain from foreign exchange experienced and reduced research and development expenses resulting from a refund of FDA fees previously paid during the six months ended June 30, 2020, partially offset by lower revenues when compared to the six months ended June 30, 2019.

For the three and six months ended June 30, 2020, the Company recorded a total comprehensive loss of $1,239 and $1,212, respectively, compared to $1,972 and $5,445, respectively, for the three and six months ended June 30, 2019. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic income (loss) per share for the three and six months ended June 30, 2020 was 10,752,627 and 10,778,320, respectively. The weighted average number of common shares outstanding used to calculate diluted income (loss) per share for the three and six months ended June 30, 2020 was 10,937,627 and 10,778,320, respectively.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the three and six months ended June 30, 2019 was 15,323,053 and 15,418,460, respectively.

As at June 30, 2020 and August 11, 2020, the Company had 10,662,313 common shares outstanding, 900,000 warrants to purchase common shares and 1,375,908 stock options, of which 1,102,408 were exercisable, to purchase common shares outstanding.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and six months ended June 30, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2020 and 2019 is reflected in the following table:

Management’s Discussion and Analysis

(in thousands of CDN $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Increase (Decrease)	Six months Ended June 30, 2020	Six months ended June 30, 2019	Increase (Decrease)
Operating income	$(639)	$(321)	$(318)	$(2,898)	$(2,463)	$(435)
Add: Amortization expense	701	374	327	1,385	678	707
EBITDA	62	53	9	(1,513)	(1,785)	272
Add: Stock-based compensation	97	50	47	311	172	139
Write-down of inventory	104	–	104	174	–	174
Adjusted EBITDA	$263	$103	$160	$(1,028)	$(1,613)	$585

EBITDA for the three months ended June 30, 2020 was $62 compared to EBITDA of $53 for the three months ended June 30, 2019, EBITDA for the six months ended June 30, 2020 was ($1,513) compared to EBITDA of ($1,785) for the six months ended June 30, 2019.

Adjusted EBITDA for the three months ended June 30, 2020 was $263 compared to adjusted EBITDA of 103 for the three months ended June 30, 2019, Adjusted EBITDA for the six months ended June 30, 2020 was ($1,028) compared to adjusted EBITDA of ($1,613) for the six months ended June 30, 2019.

As discussed above the main factor contributing to the change in EBITDA was the decrease expenses experienced through the first half of 2020, partially offset by decreases in revenues when compared to the same periods of 2019.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, ZYPITAMAGTM and ReDSTM, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105,000 of which approximately U.S.$55,000 was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10,000 that was due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50,000 from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50,000 was included in the total net proceeds of U.S.$105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of U.S. $5,100 in relation to the holdback receivable.

The funds received from the Apicore sales transaction were invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the SIB completed by the Company in December of 2019.

Cash used in operating activities for the six months ended June 30, 2020 was $1,793 compared to $7,136 for the comparable period in the prior year. The decrease in cash used in operating activities is primarily due to difference in changes in working capital between the two periods and the decreased net loss incurred during the six months ended June 30, 2020.

The Company did not have any cash used in or from investing activities for the six months ended June 30, 2020. Cash from investing activities for the six months ended June 30, 2019 totaled $34,203 and related to $47,747 received from the redemptions of short-term investments, which was offset by the investment in Sensible Medical Innovations Ltd., which consisted of the acquisition of the investment of $6,337 and the acquisition of intangible assets of $7,038. Additionally, $169 was spent of the acquisition of property and equipment during the six months ended June 30, 2019.

Management’s Discussion and Analysis

Cash used in financing activities for the six months ended June 30, 2020 totaled $154 and related to cash paid to acquire the Company’s common shares under its normal course issuer bid compared to $3,592 paid during the six months ended June 30, 2019.

As at June 30, 2020, the Company had unrestricted cash totaling $11,248 compared to $12,965 as of December 31, 2019. As at June 30, 2020, the Company had working capital of $19,135 compared to $19,702 as at December 31, 2019.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 (2018 - 441,400), common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4,145 (2018 - $3,021). During the year ended December 31, 2019 the Company recorded $1,810 (2018 - $480) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $5,955 (2018 - $3,501).

During the three and six months ended June 30, 2020, the Company repurchased and cancelled 141,700 common shares as a result of the 2019 NCIB. The aggregate price paid for these common shares totaled $154. During the three and six months ended June 30, 2020, the Company recorded $978 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $1,132.

On June 29, 2020, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2020 NCIB"). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB was in place. The 2020 NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases allowed under the 2020 NCIB.

On December 20, 2019, the Company completed a SIB pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000 in cash. The Company incurred an additional $139 on transaction costs related to the SIB for a total aggregate purchase price paid of $26,139. During the year ended December 31, 2019, the Company recorded $5,466 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605.

The Company did not have any long-term debt recorded in its consolidated financial statements as at June 30, 2020.

CONTRACTUAL OBLIGATIONS

As at June 30, 2020, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2020 remaining	2021	2022	2023	2024	Thereafter
Accounts Payable and Accrued Liabilities	$ 5,785	$ 5,785	$ -	$ -	$ -	$ -	$ -
Income Taxes Payable	542	542	-	-	-	-	-
Lease Obligation	1,111	119	238	238	238	238	40
Acquisition Payable	2,724	681	681	681	681	-	-
Purchase Agreement Commitments	4,365	1,347	1,305	1,305	204	204	-
Total	$ 14,527	$ 8,474	$ 2,224	$ 2,224	$ 1,123	$ 442	$ 40

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and #eu#525 annually (based on current pricing) until 2022.

Effective January 1, 2020, the Company renewed its business and administration services agreement with GVI under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Management’s Discussion and Analysis

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S. $100, with an additional U.S. $400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S. $400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® and is recorded within accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAGTM on September 30, 2019 as described in note 5 of the Company’s condensed consolidated interim financial statements.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and six months ended June 30, 2020 totaled $102 and $212, respectively, (2019 - $361 and $623) with payments made during the three and six months ended June 30, 2020 of $326 and $326, respectively (2019 - $378 and 840).

Beginning with the acquisition of ZYPITAMAGTM, completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAGTM. During the three and six months ended June 30, 2020, the Company recorded $3 and $8, respectively, in royalties in regards to ZYPITAMAGTM which is recorded within cost of goods sold on the condensed consolidated interim statement of net loss and comprehensive income. As at June 30, 2020, $3 (December 31, 2019 - $3) was recorded within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position in regards to these royalties.

The Company is obligated to pay royalties on any future net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

Management’s Discussion and Analysis

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay #eu#300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net loss and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. Based on the cash and cash equivalent balances held by the Company at June 30, 2020, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at June 30, 2020, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net loss of approximately $112 (2019 - $130).

The Company has not entered into any futures or forward contracts as at June 30, 2020. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation and acquisition payable. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

(Expressed in U.S. Dollars)	June 30, 2020	December 31, 2019
Cash and cash equivalents	$5,770	$9,518
Accounts receivable	5,294	7,817
Other assets	24	30
Accounts payable and accrued liabilities	(3,031)	(6,714)
Income taxes payable	(398)	(398)
Current portion of royalty obligation	(537)	(671)
Current portion of acquisition payable	(500)	(500)
Royalty obligation	(609)	(906)
Acquisition payable	(1,337)	(1,275)
	$4,676	$6,901

Based on the above net exposures as at June 30, 2020, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net loss of approximately $319 (December 31, 2019 - $448).

The Company is also exposed to currency risk on the Euro; however, management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 24% of the voting shares of the Company as at June 30, 2020 (December 31, 2019 - 23%).

During the three and six months ended June 30, 2020 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21 and $42, respectively, (2019 - $22 and $43) for business administration services, $59 and $119, respectively, (2019 - $77 and $153) in rental costs and $9 and $19, respectively, (2019 - $12 and $24) for information technology support services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2020, the Company paid GVI CDS $33 and $92, respectively, (2019 - $11 and $262) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and six months ended June 30, 2020, the Company did not pay CanAm any amounts (2019 - $62 and $118) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2020, included in accounts payable and accrued liabilities is $170 (December 31, 2019 - $95) payable to GVI and $35 (December 31, 2019 - $56) payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were no amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at June 30, 2020 or December 31, 2019. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

Management’s Discussion and Analysis

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

Growing sales of ZYPITAMAGTM in the United States

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $103 and $266, respectively, to Company for the three and six months ended June 30, 2020 compared to $9 and $9 respectively, during the three and six months ended June 30, 2019. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM.

On June 25, 2020, the Company announced the launch of a direct to patient online pharmacy program for the distribution of ZYPITAMAGTM in the United States.

This program offers many advantages to Medicure to facilitate an increase in patient access to ZYPITAMAGTM for patients who hold a prescription, which includes direct shipment of the product to a patient’s home at no cost, the processing of prior authorizations, and direct to patient refill reminders. Ultimately, marketing and distribution of ZYPITAMAGTM through this program will provide reduced costs to the patient, including no retail pharmacy filling fees, and increase the availability of the product to consumers. It also provides a seamless process for physicians and prescribers, and reduces their workload by processing any prior authorization.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales totaling $31 from SNP being recorded during the three months ended March 31, 2020.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

Management’s Discussion and Analysis

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2019.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2019, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

Disease outbreaks may negatively impact the performance of the Company. A local, regional, national or international outbreak of a contagious disease, including the COVID 19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could interrupt supplies and other services from third parties upon which the Company relies (including contract manufacturers, marketing and transportation and logistics providers), decrease demand for our products, decrease the general willingness of the general population to travel, cause staff shortages, reduced customer demand, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company. In particular, if the current outbreak of the COVID 19 coronavirus continues or increases in severity, the Company could experience difficulty in executing it strategic plans and the marketing, sales, production, logistics and distribution of its products could be severely disrupted. These events could materially and adversely affect the Company’s business and could have a material adverse effect on the Company’s liquidity and its financial results.

While the Company’s approved product portfolio has grown to AGGRASTAT®, ZYPITAMAGTM, PREXXARTAN®, which is currently on hold, SNP and ReDSTM, with a marketing agreement entered into in January of 2019, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAGTM, SNP and ReDS™ and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully grow sales of ZYPITAMAGTM, SNP and ReDS™, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, can be obtained on SEDAR (www.sedar.com). A copy of this MD&A will be provided to anyone who requests it.